PERSONAFI, INC

2021 Report

Dear investors,

For our first full year as a company, I believe we've done very well. Going from proof of concept to launching an application both on iOS and Android. From a community that was 6k to over 27k. Monthly revenue going from less than 1k to over 15k recurring. Our user engagement from our existing community has helped provide a strong foundation for us. We also successfully onboarded over 5k user to the app.

We need your help!

The best way for our investors to help us is by attending our monthly investor call updates. During those calls, we cover challenges, updates, and goals. Currently, we're needing to hire social media managers to help us build our social media presence. Being present on the app and helping build our community would also be attractive as we onboard new users to the community. While also being on the app, our investors can help us find more bugs, report abusers, and provide our team feedback to enhance the user experience.

Sincerely,

Kenneth Mooso

CEO

Our Mission

Five years from now, we see the PersonaFi app having 40 million monthly active users on our app. Users are discussing their investments and portfolio strategies amongst each other. The app will support stocks, ETFs, crypto, options, and expanding to other markets outside the US. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good

Getting the application out to market on the App Store and Google Play

The Bad

Delays in the development roadmap.

Growing our community to over 27k of a user base.

Generating over $120k in total revenue

User acquisition for the app was more challenging than anticipated.

Launching an Android version of the app proved to be stretching our sales and development team too thin.

2021 At a Glance

February 16 to December 31



$$$$

$122,568 +67X
Revenue



-$381,153
Net Loss



IOU!

$37,318 +527%
Short Term Debt



$769,071
Raised in 2021



$291,098
Cash on Hand
As of 03/ 3/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our app allows users to connect all of their crypto and stock trading accounts onto one platform to share what they're trading with any of their friends and network.

Five years from now, we see the PersonaFi app having 40 million monthly active users on our app. Users are discussing their investments and portfolio strategies amongst each other.

The app will support stocks, ETFs, crypto, options, and expanding to other markets outside the US. These projections cannot be guaranteed.

Milestones

PersonaFi, Inc. was incorporated in the State of Delaware in February 2021.

Since then, we have:

- Organically built a proof of concept to over 23,000 users with a 90% engagement rate within a year.

- 20% month-over-month growth rate for our user base

- Raised $171,000 in our pre-seed

- Addressing a growing wealth gap and financial literacy with a SOM of 72 million.

Historical Results of Operations

Our company was organized in February 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $122,566. Our gross margin was -75.72%.

- *Assets*. As of December 31, 2021, the Company had total assets of $382,140, including $382,140 in cash.

- *Net Loss*. The Company has had net losses of $381,152 for 2021.

- *Liabilities*. The Company's liabilities totaled $203,921 for 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $17,000 in debt and $171,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PersonaFi, Inc. cash in hand is $291,098, as of March 2022. Over the last three months, revenues have averaged $15,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $42,000/month, for an average burn rate of $27,000 per month. Our intent is to be profitable in 36 months.

We've begun issuing stock options to new hire employees and independent contracted content creators for our platform.

With the coming launch of PersonaFi+ and prospecting more premium features, we expect revenue to grow 50-100% over the next 3-6 months.

Based upon our growth projections and assumptions on needs as we scale we will not reach profitability for another 2 years. We plan to raise another round of late 2022 of $1 million and in 2023 another $3-$5 million priced round.

We do not have any other sources of capital to rely upon. However, we are constantly talking to new interested investors every day.

Net Margin: -311% **Gross Margin: -76%** **Return on Assets: -99%** **Earnings per Share: -$42,350.33**

Revenue per Employee: $24,514 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 10%**

PersonaFi_Financial_Statements_with_Notes_2021_and_2020.pdf

We ❤ Our 461 Investors

Thank You For Believing In Us

Tre Baker	Tan Quan Nguyen	Zachary Mein	Sameer Narang	Bryian Tan	Cameron Crain	Mitchell Roe
Hugh J. Stiel	Eddie L Barlow Jr.	Hatem Rowaihy	Todd Doherty	Omar Shehab	Craig J. Vom Lehn	Harriet F
Forrest Lenderman	IRA Bell	Marvin Dent	David Gillie	Hip Monta	Brandon Crespo	Josh Crane
Martin Bobosik	Marc Lanciaux	Samantha Stilwell	Shaunt Sarkissian	Charles Tulip	Josh Brown	Nicholas Colby Taylor

Nick Holland
David Byrd
Mike Harris
Amy Le
Mithun Vasudevan
Acheampong Osei Akoto
Edward Charles
Evan Dykes
Charles Beans
Zach Von Oesen
Dan Nguyen
Magdiel Aguilar
Paul Mooso
Antoinette M Spillers
Sumer Stapley
Mandy Baize Crane
Robert Bredehoft
John P Bird
Brian Cerezo
Dana Mello
Jacey Abernathy
Sean S. Larson
Richard Maffei
Ben Faddis
Kaden Smith
Jeremy Bates
Anthony Kinney
James DeArmitt
Evgenia Pleshakova
Jeremy Eleazer
Joshua Lange
Brendan Espey
Jennifer Eggleston
Chris Rathbun
Derek Warzel
Jennifer Jones
Steve Topczewski
Earl Ferguson
David Black
Daniel Burns
Andy Morris
Sara Jocelyn Borrillo
Kevin Tang Seng Lok
Steven Fowler
Joshua Seeger
Bryan Gaschnitz
Joe Elliott Kaitz
Eliyahu Kaufman
Kyle Glennon
Ho Yee Wong
Stephen P Racek
Skyler Werner
Chris Stephens
Valeed ALSAFADI
Donald Townsend
John Kopas
Wade Crandell
Newton Roberts
Josh Model
Travis Henderson
Thomas Mooso
Demetrius Miles

Stephen Grinalds
Chris Loudenberg
Ron Abordo
Corey Ferguson
Jason Murdock
Jamison Murtaugh
Brion Crum
Evan Lukacs
Fawna Vanrain
Alan Retter
Justin Lettkeman
Steven Jacobson
Nate Mengel
Andrew Rozenfelds
Gonzalo Zerene Dagach
Bob McGarry
Ross Shapiro
Austin Bradshaw
Randy Alexander
Edward Kelly Medlock
Robert Cavan
Randal Rosekrans
Matt Shoe
Brian M Lynch
Ryan Dacillo
Tyler Marshall
Anthony Kinney
Kristin Studer
Christopher Bolin
Sorin Traian Voicu
Nasser Halwani
Danny Ramirez
Blake Barclay
Terry Kyriss
Loc Tran
Bret Esslinger
Dan TRAN
Toby Pruett
Mike Nakata
Dominique Defo Fotue
Pete Angsten
Aghiad Altahhan
Ethan Meyer
John R Coker
Bryan Cook
Thomas Lakey
Alexis Manuel
Robert Benham
Joel Tagle
Logan Wray
Nolan Voss
Jose Flores
Michael Johnson
Gevian Dargan
Jacqueline Bailey
Vojtech Lejsek
Dylan Bauer
Jonathan Hartley
Jeffrey A Kapphahn
Jason Pedersen
Jerome Capri
Jerry Chen

Loc Dao
Ashton Brooks
Manoj Sharma
Marisa Marvin
Anthony Holling
Shannon Keany
Clark Craig
Justin Brunson
Julie Fedorenko
Ben Poepsel
Daniel Walker
Sommer B. Williams
Lizabeth Seaman
Bradley Humble
Christopher Stanley
J. Hanika
Rashid Ramzan
Diana Ciontea
Scott Saunders
Avinash Pawar
Zachary Adams
Marco De La Vega
Alexander Makowski
Mark Gums
Samantha Hawkins
Thembile Mtwa
Matthew Mosher
Nathan Nulliner
Christopher Martinez
Zachary Pingrey
Denise Morgan
Shane Loidolt
Mouhanad Kheder
Jody Bradford
Patrick Linam
Lindsey Koczenasz
Julie Bergeron
Jonathan Martinez
Carlos Fernando Martinez
Ryan Postal
Teo En Poh Alfresco
Obafemi Ajayi
David Jackson
Nancy Hart
Kevin McInally
Don Miller
Duke Quarshie
Daniel Lynch
Eric Varela
Mark Gums
Marc Auger
Tani Ewing
Eric Sanchez
Brian Drummond
Steven Lewis
Kevin Ogden
Daisuke Kise
Christopher Bowen
Cristian Gomez
Thomas Raden
Krystal Kohlmann
Jenna Anderson

Matthew Skwarto
Alfred Chavez
Tavit Daniel
Kelvin Mariner
Aniuska Darnott
Dakota Burgess
Keiji Oenoki
Brittany Skiles
Brittany Skiles
Tim McHale
James Bishop
Bryden J Stephen
Frank Blanco
Ray Poe
Randy Kruzel
Randall Balestriero
Venkata S Alladi
Jessica Folz
Joel Mclean
Jason Schenck
Kathy Lashley
Kevin White
Rocco Catalfamo
Jason Sequeira
David Fong
Rudy Santos
Quincy Maggit
Luis Partida
Jared S Turner
Yunus Dudhwala
Jeffery Baker
Alexis Ortiz
Keaghon Stark
Dallyn Christy
Balaji Krishnan
Tyler Jones
Beverly West
Wayne Hebert
William Thai
Aaron Turlock
Jeremy Bates
Adrian Figueroa
Deborah Duhon
Alberto Squatrito
Jake West
Ashton B
David Mendoza
Brett Kummer
Tara Moen
Beau Simpson
Kevin Waseca
Troy Newell
Lawrence Chong
Gentry Lynn Fugate
Elizabeth Shidler
Shane Franklin
Kyle S Black
Lawrence Wong
Tyler Weaver
James J Eifler Jr
Jordan Solorzano
Lee Hall

Michael Mak
Ken Flippin Jr.
Roderick Herron
Kelly Ktestes
Micah W Meyer
Vanessa Wachowski
Jose Bello
Melchor Bojorquez
Michelle Gleckler-Davis
Walter Barrios
Scott Rand
Shawn Stotelmyer
Timothy Danielson
Carlos Ringo
Jose Luis Aparicio
Nate Patterson
Tanner Gordon
Aubrey Milosevic
Zane Delgadillo
David Sobolewski
Nannie Kate Christy
Glenn Price
Kyle Jones
Istifan Istifan
Christopher Jones
Kevin Waseca
Wendy Fritz
Edward Hudzinski
Bradin Hagens
Jarar Shah
Cody Ransier
Skyler Sequeira
David Noriega
Daniel Tocora
Patrick Mercury
Shawn Watrous
Christopher L. Seay
Kyle Weyrick
Anthony Strout
Dylan Yates
Josh Sopata
Audrey Ball
Barb Cybula
Jonathan Smaltz
Dylan Wade
Bryce Collins
Lance Casteel
Kevin Lawler
Brent Carlson
James Ellis
Kyle Dibble
Bryan Cook
Zoran Vukelic
Michael Crossman
M H
Jason Tutko
Chad Swindle
Aaron Turlock
Ryan Bearden
Josh Helmich
Justin Brown
Anthony Piedrahita

Michael Budrow
Jason Riedel
Tim De La Torre
Andrew Kedas
Matthew Mora
David Mathis
Kandi Clark
Jonathan Yamasaki
Gregory Bailor
Matthew Barker
John Michael Slocum
Brittany Jones
Emanise Voltaire
James Bishop
Jason Friedrich
Calvin Nguyen
Michael Grillo
Jason Gaertner
Robert Hurkett
David Huegerich
Jacobus Van Eeden
Paul MacIntosh
Chad Phillips
Sheffie Aucoin
Alan Blaher
Ryan Swanton
Leandro Zechlinski Maya
Sean Brookshier
Ryan Guldin
Iopa Wolman
James Kamps
Jannick Achten
Jaime Keith
Jaclynn Whitson
Sarah Yong Haddock
Benjamin Plaa
Thomas Mooso
Stephen Ratliff
Andrew Collins
Rollin Morgan Batten
Jose Antonio Duran Rodri...
Esteban Yanez
Caleb Takemoto
Charles Ezzell
Jonathon Miller
Munib Rizvi
Ryan Brewer
Anand Dhurandhar
Aaron Crandell
Collin Stanley
David Martinelli
Janice Betancourt
Stephen Schlaff
Patricia Titti-Garfoot
Vern Babka
Daquan Epps
Abel Acosta
Sael Solis
Samuel Ghica
Andrew James Ktestes
Nathan Boehler
Troy Newell

Nicole Girouard Moran
David Crandell
Crystal Morgan
Luke Frost
Adam Viescas
Beverly Thrasher West
Casey Pressley
Phil A Mignon
Casey Pressley
David J. Miller
Keith Ryan
Christopher Thein
Beverly Thrasher West
Jordan Smith
Bernie Dulos
Nathan Ossman
Tyler Parker
Mark Williams
Gordon Connelley
Jamie L Kahl
Monika Ott
Ashton B
Robert Frydrychowski
Derek Iverson
Michael Heidenreich
Homer Wolman
Anthony Suarez
Vladimir Chasovskikh
Matthew Byrne
Skyler Schmid
Anna Mafort Lacy
Joe Burrell
Eric Bushman
Michael Tyler
Kate Keenan
Kevin Loretucci
Robert Umbrello
Joseph Visintainer
Ryan Gage
Joseph Byrski
Brian Hall
Kyle Rogers
Tyler Papaco
Shirly Zeng
Sean Kamp
Cody Trettin
Evan Rabinowitz
Vincent Sosnowski
Charles Green
Ceasar Smith
Waqar Rizvi
Justin Huuki
Adesola Adesakin
Brian Topper
Chuck Edwards
Darrin Jackson
Elijah Taillon
Cody Sjodin
Jackson Brennan
Kalish Poole
Ethan Hauff

Thank You!

From the PersonaFi, Inc Team








Kenneth Mooso
CEO


RNOX

Kevin Baize
CTO



Don Eliezer Baize
CPO



Terence Daniels
COO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kenneth Mooso	Executive @ PersonaFi	2020

Officers

OFFICER	TITLE	JOINED
Kenneth Mooso	CEO Secretary Vice President President Treasurer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kenneth Mooso	5,000,000 Common Stock	50.7%
Kevin Baize	2,200,000 Common Stock	22.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$41,000	Safe	Section 4(a)(2)
07/2021	$130,000	Safe	Regulation D, Rule 506(b)
07/2021	$17,000		Other
12/2021	$622,071		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Stripe	07/16/2021	$17,000	$18,051	19.3%	05/16/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

Common Stock	20,000,000	9,870,723	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	400,000
Options:	3,353,842

Risks

All operating and financial information has been prepared by Company management based upon the Company's current estimates of the Company's anticipated performance. Additionally, any projected results are dependent on the successful implementation of the Company's business strategy and are based on hypothetical assumptions and events over which the Company generally has no control. These assumptions have not been reviewed by any accounting firm or other third party and such a review could result in changes to the assumptions underlying the projected financial data. The selection of assumptions underlying such projected information required the exercise of management's judgment, and the projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. The assumptions are also subject to other risks described in this document. To the extent that assumed events do not materialize, actual results may vary from the projected results. As a result, no assurance can be made that the Company will achieve the operating or financial results set forth in any materials provided to you by the Company.

The price of the Securities being offered does not bear any relationship to book value or other recognized criteria of valuation of the Company. The price determination was based on such factors as prospects for the industry, estimates of potential business, assessment of management of the Company and an estimate of the amount of funds necessary to satisfy the Company's projected working capital needs. The price is no indication of the Securities' market value. The Company cannot provide any assurance that the Securities, if transferable, can be sold for any amount.

The Securities are being offered by the Company and are sold without the use of an independent broker-dealer. Consequently, no independent review of the offering or the Company has been, or will be, made by any broker-dealer.

The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Securities do not entitle you to inspection or information rights.

The adoption of the social investing market may not accelerate as fast as the Company originally anticipated. Growing competition, the pandemic, and political climate may impact Company's ability to grow.

To implement the Company's business objectives, it may need to grow rapidly in the future and the Company expects that such growth would lead to increased responsibility for both existing and new management personnel. To help manage future growth effectively the Company must maintain and enhance its financial and accounting systems and controls, hire and integrate new personnel and manage expanded operations. The growth in business, headcount and relationships with customers and other third parties is expected to place a strain on the Company's management systems and resources. The Company will need to continue to improve its operational, managerial and financial controls, reporting systems and procedures, and will need to continue to expand, train and manage its work force. The Company's failure to manage its future growth successfully would have a material adverse effect on the quality of its products and services, its ability to retain customers and key personnel and its operating results and financial condition

As an investor, you may lose a portion or all of your investment. Investing in the Company's Securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated

with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's platform. The Company may generate but retain some or all of its earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PersonaFi, Inc.

- Delaware Corporation
- Organized February 2021
- 5 employees

1722 W. Jeanine Dr.

1722 W Jeanine Dr
Tempe AZ 85284

http://personafi.co

Business Description

Refer to the PersonaFi, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PersonaFi, Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.